Troy M. Calkins
Drinker Biddle & Reath LLP
191 North Wacker Dr., Suite 3700
Chicago, IL 60606-1698
Tel.: (312) 569-1150
Fax: (312) 569-3150

March 2 8 , 2011

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: Duc Dang

Re:	Investors Capital Holdings, Ltd.
Registration Statement on Form S-3 (the “Registration Statement”)
Filed March 1, 2011
File No. 333-172551

Ladies and Gentlemen:

On behalf of Investors Capital Holdings, Ltd. (the “Company”), we hereby submit for filing Pre-Effective Amendment No. 1 to the Registration Statement.  In addition, we are providing the following response to the Comment Letter, dated March 17, 2011, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement.

The Staff’s comment is restated below in bold type and is followed by the Company’s response.

Selling Stockholders

1.
Here and in your plan of distribution section, you indicate that the selling stockholders’ “pledgees, donees, transferees, partners or other successors in interest” may use the prospectus and that you may amend the prospectus, if necessary, for such use. We note that you have included the undertaking pursuant to Rule 430B of Regulation C in Part II. Please explain to us your eligibility to rely on Rule 430B(b). Alternatively, please revise your disclosure here to clarify that you would need to file a post-effective amendment to include the names of additional selling shareholders not listed in this section and your undertakings, as applicable.

Securities and Exchange Commission
March 2 8 , 2011

RESPONSE:

We have amended the “Selling Stockholders” and “Plan of Distribution” sections of the Registration Statement to clarify that offers and sales by “pledgees, donees, transferees, partners or other successors in interest” will only be made pursuant to the Registration Statement after the filing of a post-effective amendment to the Registration Statement to add the names of the additional selling stockholders.  We have also amended Item 17 of Part II of the Registration Statement to remove the undertaking pursuant to Rule 430B and replace it with the Rule 430C undertaking set forth in Item 512(a)(5)(ii).

*           *           *           *           *

In connection with this response, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Troy M. Calkins

cc:	Folake Ayoola
Douglas C. Leonard